Exhibit 99.1

All amounts in U.S. dollars

BROOKFIELD RENEWABLE ACQUIRES REMAINING INTEREST IN
417 MW SAFE HARBOR HYDROELECTRIC FACILITY

HAMILTON, Bermuda, May 15, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that, with its institutional partners, it has entered into an agreement with a wholly-owned subsidiary of Exelon Corporation, to acquire the remaining 67% interest it did not already own in the 417 MW Safe Harbor hydroelectric facility on the Susquehanna River in Pennsylvania (“Safe Harbor”).

“We are pleased to be acquiring the remaining interest in Safe Harbor,” said Richard Legault, President and CEO of Brookfield Renewable. “This investment is consistent with our strategy of owning and operating high-quality, renewable assets in power markets with attractive long-term fundamentals.”

Safe Harbor generates an average of 1,100 GWh annually and possesses storage capabilities that support daily operations and dispatch during peaking hours. It is one of the largest conventional hydroelectric facilities in Pennsylvania-New Jersey-Maryland Interconnection (“PJM”), a market which offers multiple revenue streams including energy, capacity, ancillaries and renewable energy credits.

The total purchase price for the transaction is approximately $613 million subject to customary working capital adjustments, and will be funded through available liquidity and capital from Brookfield Renewable and its institutional partners. It is expected that a portion of the purchase price will be funded with non-recourse, fixed-rate financing.

The transaction, which is subject to customary closing conditions and regulatory approvals, is expected to be completed in the third quarter of 2014.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals over 6,000 megawatts of installed capacity. Diversified across 71 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:
Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Press Release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Press Release include statements regarding an acquisition opportunity and the expected completion of such acquisition, the average energy generation and storage capabilities of the assets contemplated by the acquisition and Brookfield Renewable’s access to capital and expected funding for the acquisition. Forward-looking statements can be identified by the use of words such as “expects”, “scheduled”, “estimates”, “approximately” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Press Release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that counterparties to our contracts do not fulfill their obligations; changes in hydrology at the hydroelectric stations we are acquiring; our inability to complete the transaction; risks related to the growth of our portfolio and our inability to realize the expected benefits of the contemplated transaction; and our ability to issue equity or debt to fund the acquisition, if necessary, being dependent on capital markets.

We caution that the foregoing list of important factors that may affect our business and operations is not exhaustive. The forward-looking statements represent our views as of the date of this Press Release and should not be relied upon as representing our views as of any date subsequent to May 15, 2014, the date of this Press Release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.